Exhibit 99.1

Nayax Announces the Completion of a Notes and Warrants Offering in Israel

HERZLIYA, Israel, March 10, 2025 — Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX) (the "Company") announced today, further to its announcements of February 13, 2025, and March 7, 2025, that the Company completed a Notes and Warrants Offering in Israel (the “Notes” and the "Warrants", respectively and together, the “Securities”).

General

The Securities were offered in units, with each unit consisting of NIS 1,000 principal amount of Notes and three Warrants (the “Unit”). The Company sold 486,291 Units at a price of NIS 1,021 per Unit, for aggregate gross proceeds of NIS 496.5 million (approximately $137.1 million as of March 10, 2025) (the "Offering"). The Offering was oversubscribed by 93.3%. The Notes and the Warrants will be listed separately for trading on the Tel-Aviv Stock Exchange.

Use of Proceeds

The net proceeds from the Offering, after deduction of commissions, fees and expenses, will be approximately NIS 486.2 million (approximately $134.3 million). The Company intends to use the net proceeds of the Offering for general corporate purposes including repayment of debt and potential acquisitions and investments.

Terms of the Notes

The Notes are non-linked, bear a fixed annual interest rate of 5.9%, and will mature on September 30, 2030. The interest rate of the Notes will be adjusted upwards if (a) the Company's Equity shall be less than $100 million, (b) the Equity / Assets Ratio (as defined below) shall be less than 24%, and (c) the Company's Revenues (as defined in the Indenture) shall be less than $170 million. The Notes principal will be repaid in four annual unequal payments commencing in September 2027 through September 2030. The first and second installments shall be equal to 10% of the principal amount each (approximately NIS 48.6 million or $13.4 million each), and the third and fourth installments shall be equal to 40% of the principal amount each (approximately NIS 194.5 million or $53.8 million each). The first coupon payment under the Notes, for the period of March 11, 2025 through September 29, 2025, shall reflect a rate of 3.28137%.

Terms of the Warrants

Each Warrant is exercisable into one Ordinary Share of the Company, at an exercise price of NIS 177.80 (paid in cash), an approximate 37% premium over the closing price of the Ordinary Shares on March 6, 2025. The exercise price of the Warrants will be adjusted for changes in the NIS-to-USD exchange rate. The Warrants will expire on March 31, 2027.

Covenants, Restrictions on Distributions, and Events of Default

In connection with the Offering, the Company undertook, for as long as the Notes are outstanding, to maintain the following ratios (the "Ratios"):

•	The Company's Equity (as such term is defined in the related indenture shall be at least $80 million; and

•
The ratio between the Company's Equity and the Company's Assets (excluding cash, cash equivalents, short term bank deposits, restricted cash transferable to customers for processing activity and receivables in respect of processing activity), shall be at least 21% (the "Equity / Assets Ratio").

In addition, the Company agreed not to pay dividends or perform shares buy-backs unless (a) the Company's Equity (excluding the distributed amount) shall be at least $120 million, and (b) the Equity / Assets Ratio shall be at least 29%.

Deed of Trust

As part of the Offering, the Company entered into a Deed of Trust dated March 10, 2025, with Reznik Paz Nevo Trustees Ltd. as trustee for the Notes (the “Indenture”). The Indenture contains standard events of default (including in-compliance with the Ratios) and provisions regarding change of control. A translation of the summary of the material terms of the Indenture, in the form filed with the Israeli Securities Authority, is enclosed herein.

Disclaimers

The Offering was made only in Israel. The Securities offered in the Offering will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act. In addition, U.S. Persons may not exercise the Warrants. This announcement does not constitute a solicitation or an offer to buy any securities.

Forward-Looking Statements

This report on Form 6-K contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this report on Form 6-K can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 4, 2025 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. As of December 31, 2024, Nayax has 11 global offices, approximately 1,100 employees, connections to more than 80 merchant acquirers and payment method integrations and globally recognized as a payment facilitator. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Public Relations Contact:
Scott Gamm
Strategy Voice Associates
scott@strategyvoiceassociates.com

Investor Relations Contact:
Aaron Greenberg, CSO
aarong@nayax.com